Exhibit 99.1

Evotec SE unveils new strategy and provides 2025 guidance bolstered by strong Q4 2024 results

•	Evotec sharpens focus on pioneering drug discovery and charts clear path toward sustainable profitable growth

•	Strategy builds on technology and science leadership, focusing on high-growth, high-value segments, simplifying the business model and fostering operational excellence

•	Strong Q4 2024 revenue and EBITDA results in spite of challenging market conditions.
Full year guidance met, with liquidity significantly improved

•	Priority Reset on track to deliver annualised recurring gross savings of € 40 m

•	2025 guidance: group revenues to grow 5 – 10% (€ 840 – 880 m); 2028 outlook foresees revenue CAGR 2024-2028 between 8 – 12% and generation of EBITDA margin above 20%

Hamburg, Germany, 17 April 2025:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced its financial results for FY 2024, provided guidance for FY 2025 and outlook for 2028 reflecting the path to sustainable profitable growth, following the completion of its strategic review process.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, said:

“Evotec’s ambitious new direction paves the way for sustainable profitable long-term growth. We are refocusing Evotec on its core strengths: technology and science leadership, where we deliver maximum impact for customers and patients. By combining cutting-edge technology platforms, disruptive science, and AI-driven innovation, we are accelerating the journey from concept to cure with our partners. We delivered on 2024 financial guidance, and I am excited about the opportunities that lie ahead of us. Together with our talented teams, we are writing the next chapter of Evotec’s success story as a drug discovery pioneer.”

Evotec unveils new strategy to refocus on core strengths and define clear roadmap to sustainable profitable growth

•	Technology and science leadership – refocusing on our strong, unique heritage

•	Two pillars: Drug Discovery & Pre-clinical Development (Shared R&D) and Just – Evotec Biologics

•	Drug Discovery & Pre-clinical Development will leverage automation, industrialisation, next generation platforms and AI to accelerate our customers journey and to increase their success rates

•	Business model simplified: focus on high-value services and therapeutic areas, asset portfolio streamlined by ~30%, R&D supporting next-generation technology development. Exiting equity participations

•	Just – Evotec Biologics growth underpinned by existing partnerships and further strengthened by leveraging its capabilities as a scalable technology and service provider, anticipating pivot to an asset lighter model

•	Beating market growth via our scientific and operational expertise, focus, and differentiated technology

•	Commitment to operational excellence for a step-change in performance. Driving operational leverage through our backbone with higher focus on automation. Anchored cost-out initiatives via refined footprint, optimised COGS and SG&A delivering > € 50 m gross savings by 2028 on top of Priority Reset (€ 40 m)

2024 revenue and EBITDA within guidance. Priority Reset on track. Q4: Second highest quarterly revenues ever amid challenging market environment

•	Group revenues increased by 2% to € 797.0 m (2023: € 781.4 m); Q4 2024 revenues increased by 10% to € 221.2 m from € 201.3 m in Q4 2023

•	Evotec’s Just – Evotec Biologics segment saw impressive growth, with revenues rising by 71% year-over-year, contributing € 185.6 m (2023: € 108.4 m) to the overall topline

•	Total Shared R&D revenues decreased by 9% to € 611.4 m (2023: € 673.0 m); Demand still affected by temporary Pharma restructuring and selective funding for Biotech

•	Adjusted Group EBITDA totalled € 22.6 m (2023: € 66.4 m) driven by a mismatch between revenues and cost base in the Shared R&D segment

•	Priority Reset on track to secure an annualised adjusted EBITDA improvement of over € 40 m. One-off costs recognised at € 54.9 m, vs. initial provision of € 68.5 m

•	Net debt leverage ratio significantly improved to 1.9x net debt / EBITDA

Strengthened partnerships in 2024 paving the way for 2025 growth in soft market environment

•	Group revenue growth expected to accelerate vs. 2024, driven by Just – Evotec Biologics, while Shared R&D revenues expected to remain around 2024 levels

•	Tariffs & US government funding development are expected to have a limited impact on Evotec’s business

•	Expansion of technology partnership with Sandoz and new customers for long-term development and commercial manufacturing in Biologics

•	Progress and extension of multi-year collaboration with Bristol Myers Squibb (“BMS”) in neuroscience and targeted protein degradation

•	New technology development partnership with Novo Nordisk to support next-generation cell therapies

•	New multi-year master research collaboration with Pfizer, initially focusing on early discovery research for metabolic and infectious diseases

Guidance for full-year 2025

•	Group revenues expected in the range of € 840 – 880 m (2024: € 797.0 m)

•	R&D expenditures are expected in a range of € 40 – 50 m (2024: € 50.8 m)

•	Adjusted Group EBITDA is expected to reach € 30 – 50 m (2024: € 22.6 m)

Outlook 2028

•	Group revenues CAGR2024-2028 targeted to be in a range of 8 – 12%

•	Adj. EBITDA margin 2028 expected to be above 20%

CAGR: Compound annual growth rate

More detailed information and financial tables are available in the annual report published on the Evotec website under the following link: https://www.evotec.com/en/investor-relations/financial-publications

Webcast/Conference Call

The Company is going to host a conference call to discuss 2024 results as well as to provide an update on the concluded strategic review process. The conference call will be held in English.

Webcast details

Date:	Thursday, 17 April 2025

Time:	2.00 pm CEST (1.00 pm BST, 8.00 am ET)

To join the audio webcast and to access the presentation slides, please register via this link.

The on-demand version of the webcast will be available on our website: www.evotec.com.

Conference call details

To join via phone, please pre-register via this link.

You will then receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialing in via phone is available under this link.

About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 100 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,800 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking-statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

volker.braun@evotec.com